[Letterhead Omitted]

April 26, 2006

Mr. Nicholas J. Benson
Mr. David Gubbay
Mr. Olof S. Nelson
Mr. James H Dickerson, Jr.
Mr. James A. Weissenborn
Mr. Charles F. Willes

Attention: Nicholas Benson, Chief Executive Officer
Sunterra Corporation
3865 W. Cheyenne Ave.
North Las Vegas, Nevada 89032

Gentlemen:

I want to thank you all again for taking the time to meet me on January 22, 2006 and for giving me a forum to air some of our Group's frustrations and our views as to the importance of unlocking shareholder value. While my frustrations have not gone away completely since our meeting, I am encouraged by our collective desire to move from an environment of miscommunication and mistrust to one of cooperation with the end goal of unlocking the substantial latent value we see in Sunterra's common stock. I was also pleased to hear your update on some of the initiatives that the Company has taken, such as hiring BCG to assess the Company's strategic (capital) options. I think the Board has embarked on a very worthwhile exercise, having a qualified third party analytically reviewing every aspect of how the Company deploys strategic and maintenance capital; and to critically assess the core assets of the Company, including Europe. We look forward to hearing what BCG has to say -- as we believe all of the Company's shareholders will look forward to this -- and accordingly, have not addressed the potential issues with respect to the Company's advertising sales and marketing expenses, capital expenditures and Europe in general. We hope to work with you on these potential issues at the proper time.

Notwithstanding the progress to date, we feel very strongly that there is a lot more that the Company should be critically thinking about -- and potentially doing -- immediately to unlock shareholder value. Please let this letter serve as a roadmap of our thoughts with the end goal being a frank and honest dissussion about the issues the Company faces, which I hope will ensue immediately following the receipt of this letter.

Item One

The first item for critical analysis, discussion and possible action is the Company's general and administrative expenses ("G&A Expenses"). They are too high and seemingly filled with excess in relation to the Company's peers as described below. For the 12 month period ending December 31, 2005, Sunterra's G&A Expenses represented 20.6% of total revenues. This figure has actually increased year over year, as a % of revenues, despite some cutbacks announced last year in your European operations. In prior discussions, I have cited probable contributors to this problem such as: duplicative infrastructure, seemingly high executive employee (cash) compensation and likely redundant corporate officer positions. Obviously, I do not have details beyond what the Company has disclosed in its normal course, but I think this area is critically important as a first step to unlocking value. I am hopeful that our follow-on discussions to this letter will allow me to better understand why the Company's G&A Expenses seem to be so high.

In an effort to analyze what we do know, we looked at the expense structure of some similar companies. To use comparables that the Company would not object to, we turned to your Proxy Statement (dated January 30, 2006), where the Company defines its "peer group." Such peer group is made up of four timeshare related companies (Bluegreen, Intrawest, ILX Resorts and Silverleaf Resorts) and three hotel brands (Marriott, Starwood and Hilton); all of the latter have substantial timeshare businesses, but have operating efficiencies that, in our opinion, do not make them fair comparisons. We have summarized Sunterra's peer group G&A expense analysis plus Trendwest's, just prior to its sale to Cendant below.

SNRR Peer Group1
Latest 12 Month ("LTM") G&A Expense
Period Ending December 31, 2005
Revised: 4/6/06; $'s in Millions

Ticker/Name	LTM Total Revenues[2]	LTM Total G&A2	G&A/Revenue
SNRR	428.4	88.2	20.6%
BXG	684.2	71.2	10.4%
IDR	1,665.1	NA	NM
ILX	56.8	6.2	10.9%
SVL	201.9	28.0	13.9%
Trendwest[3]	469.2	43.5	9.3%
Timeshare Average[4]			11.1%
HLT	4,437.0	103.0	2.3%
MAR	11,550.0	753.0	6.5%
HOT	5,977.0	253.0	4.2%
Hotel Average			4.4%
Total Average[4]			8.2%

1.	Defined in Company's 2006 Proxy Statement plus Trendwest.

2.	As reported by each company per their SEC filings.

3.	Acquired, period ending 12/31/01.

4.	Excludes SNRR and due to differing reporting breakdowns, IDR.

While we concede the point that it is difficult to make an exact "apples to apples" comparison, the gap between Sunterra's trailing twelve month G&A Expenses of 20.6% and the Peer Group (Timeshare Average) of 11.1% is nearly double in size. From this comparison, it is hard to see how the Company's G&A Expenses can be characterized as anything other than "exceedingly too high." We think it is imperative that the Company explain this. In addition, if the Company is not able to justify this enormous disparity, we would like the Company to explain to its shareholders what it intends to do, both over the short term and long term, to address the G&A Expenses issue.

Therefore, we would like to discuss the possibility of, and hear the Board's viewpoint as to, the Company immediately implementing a 10-20% reduction in its G&A Expenses, with a longer term goal of reducing G&A Expenses to between 10-13% of total revenues, i.e., in the range of its peer group. For illustrative purposes, if an immediate reduction in G&A Expenses was implemented, the annual savings and the value it could create are projected below.

Potential Incremental Value Model1
Latest 12 Month ("LTM") G&A Expense
Period Ending December 31, 2005
Revised: 4/11/06; $'s in Millions

SHOUT 19.7199	Lower Range	Midpoint	Upper Range
LTM G&A Expense	88.20	88.20	88.20
Potential Immediate Cuts	10%	15%	20.0%
Resulting EBITDA Contribution	8.8	13.2	17.6
EBITDA Multiple[2]	6.00x	7.00x	8.00x
Potential Incremental Value[3]	$2.68	$4.70	$7.16

1.	Potential incremental value created by cutting G&A Expenses and assumed multiples.

2.	For discussion purposes, not purported to be current market multiples.

3.	Per share.

The Board can ultimately decide the appropriate uses of the savings achieved, but we believe that one potential way to add additional shareholder value is for the Company to deploy the cash savings toward funding a share repurchase program effective immediately upon implementing such a cost savings program. Please advise whether the Board believes that there would be better and higher uses for any such savings. Please explain the Board's viewpoint on whether these reductions would be appropriate actions to take for the benefit of all the Company's shareholders.

Item Two

As you know from our prior discussions and 13D filings, we believe, and the Company has now agreed, that expanding the Board in order to bring in travel related business experience would be very positive for the Company and its shareholders. To that end, we are pleased that the Nominating Committee is currently recruiting potential new directors, including our Nominee, Sean Greene.

As you know, Sean spent 7 years of his career at McKinsey & Co., one of the world's preeminent strategic consulting firms. Considering Sean's extensive travel-related business experience in combination with his consulting expertise, we believe Sean Greene's appointment to the Board would immediately add value to the Company's Management and the existing Board. We also believe that Sean Greene, if appointed, would be perceived by Wall Street as a true "shareholders"' representative.

Therefore, in light of BCG's pending report, the Company's stated need for more talent on the Board, Sean's extensive business and travel experience in combination with his strategic consulting experience, we fail to understand why the Board has yet to appoint Sean as an additional member of the Company's Board? We do not believe that appointing Sean to the Board would in any way stop the Board from adding any other person who the Board would wish to add at some point in the future, if such an opportunity presents itself. We emphatically believe that Sunterra's shareholders would view the addition of two new value added directors, instead of just one, as a very positive step by the Board.

Item Three

I think we have established, and you agree, that the Company can and should be more open and communicative with its owners, Wall Street and potential new owners; and more transparent in its quarterly reporting and other disclosures. The fiasco surrounding the events leading up to and including the disclosure (or lack thereof) with respect to the Company's Form 8-K/A, dated April 10, 2006 is only the most recent case in point. I do not think "fiasco" is too strong a characterization in that Sunterra's shareholders lost approximately 15% of their equity market value from March 21, 2006 through April 11, 2006 versus the Russell 2000 Index, which was up approximately 1% during that same period.

At our meeting on January 22, 2006, I cited numerous examples from the prior 6 quarters of the Company's earnings call transcripts where shareholders and analysts were asking over and over the same or similar questions, only to be met with some rendition of "the Company does not disclose that." During our meeting on January 22nd, I suggested that you study the transcripts yourself and analyze the opportunity set for better responding to and answering shareholders' and Wall Street Analyst's questions. Based on statements made to me by various members of the Company's Board at the January 22nd meeting, I am certain that Management and the Board understand the need to be responsive to the owners of the Company and therefore, improve the Company's communication skills and expand its disclosure policies. While more disclosure in and of itself, will do nothing to improve Sunterra's cash flows, it will go a long way in rebuilding (the now shattered) trust with the Company's shareholders and Wall Street.

We further understand that disclosure of certain data could empower your competition, which we do not condone. We, nonetheless, do not want to see a continuing policy of non or partial disclosures rationalized by the notion that you are protecting trade secrets or that less is more! At the outset of this letter, I said I would not delve into the areas that I expect to be covered by BCG. However, given the situation in Europe, we believe that full disclosure of what initiatives the Company is or will be taking, as a result of the BCG Report, as well as insight into your specific goals in doing them, and how success for such goals is or will be measured is imperative.

In the meantime, we would like the Company's opinion on disclosing full income statement and balance sheet disclosure for the European segment in order to shed light on what the economics of Europe are versus North America. We believe this is important because it would allow shareholders to determine on their own what, if any, strategic and financial value the European operations present. We would further like the Company to consider disclosing the metrics on which they judge their own success or failure with respect to achieving value creation. As the largest shareholder of Sunterra, a team with a vast depth of experience in the finance, leisure and real estate businesses, we would like to work with you toward designing and implementing a corporate disclosure policy, which would solicit and incorporate input from all major shareholders in addition to us. We are certain that more and full disclosure and measurement statistics that hold Management and the Board accountable for their actions will be positively received by the owners and potential future shareholders of the Company.

Item Four

To be sure, Sunterra's business is a complex mixture of three different businesses complicated by arcane and difficult accounting rules. Your valuation status is further complicated by a trend toward declining liquidity in the stock; high relative cost of capital; few if any, pure-play public company comparables; and both size relative to, and increasing competition from, the branded hotel operators such as Starwood, Hilton and Marriott.

We believe that some of Sunterra's challenges, namely its G&A Expenses, lack of travel industry and strategic consulting experience on the Board and its disclosure policies could all be fixed with relative ease if the Board and Management were committed to doing so. However, your other challenges, such as competing with branded hotel and resort companies, lack of scale and high cost of capital are all daunting on an individual basis let alone in the aggregate. We believe that one of the clearest indications of Sunterra's relative disadvantages versus the branded companies is the differential between Sunterra's ASM expenses and those of the branded operators. We estimate that the hotel backed timeshare companies such as Marriott, Starwood and Hilton spend between 45% to 50% of each VI revenue dollar on advertising, sales and marketing in their timeshare segments; whereas Sunterra spends over 57%. We believe this advantage could become a serious threat to Sunterra's ability to efficiently compete. We also believe this is supported by the branded companies' significant market share increases over the past several years.

From the onset of our initial discussions with Sunterra, we have stressed that the Company needs to make sure that its "financial house" is in good order so that it can evaluate and be in a position to pursue potential longer term initiatives designed at expanding shareholder value. In fact, from our own market research, we believe that there would be a good number of potential financial/strategic partners that may be interested in some form of a relationship and/or transaction with Sunterra. Moreover, if the Company addresses issues we have raised and implements BCG's recommendations, we believe that improved cash flow and Management credibility would result and that Sunterra's assets would be even more attractive, including to potential strategic or financial buyers.

In light of the issues of brand, cost of capital, and scale and the Board's fiduciary duty to address those issues, please advise us, and the Company's other shareholders, as to the Board's viewpoint on immediately retaining a top-tier regional or national investment banking firm to advise the Company with respect to strategic alternatives. Of course, retention of such a firm could augment and potentially implement the recommendations to the Board by BCG, which we conjecture could include the sale or other disposition of non-core assets, potentially including Europe, potential acquisition(s) and/or the outright sale of the entire Company. If it is the Board's decision to divest non-core assets, potentially including Europe, we believe there are suitors for those assets as well. Of course, while the Board would be required to exercise its fiduciary duty to determine the best use of proceeds from any asset sale that it may decide to pursue, as with proceeds from any cost-cutting strategies that were to be implemented, such proceeds could be applied to repurchasing common stock in an effort to further enhance shareholder value. Again, please advise whether the Board would view such a stock repurchase program as the best and highest use of funds.

I look forward to the opportunity to discuss these issues with the Company in a collaborative way so that we, and all other shareholders, can be well informed in making decisions about the best way forward for the Company and possible actions to be taken by the Company.

Very Truly Yours,
CD Capital Management, LLC
/s/ John D. Ziegelman By: ZP II LP, its Managing Member By: C3 Management Inc., its General Partner By: John D. Ziegelman, President